Bayhill Therapeutics, Inc.

3400 W. Bayshore Road

Palo Alto, CA 94303

June 27, 2008

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

Division of Corporate Finance 100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Jennifer Riegel

Re:	Bayhill Therapeutics, Inc.
Registration Statement on Form S-1 (File No. 333-148532)
Application for Withdrawal of Registration Statement

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Bayhill Therapeutics, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-1, File Number 333-148532, together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was initially filed with the Commission on January 9, 2008.

At this time, due to current public market conditions, the Company has determined not to proceed with the initial public offering contemplated by the Registration Statement. The Company hereby confirms that no securities were sold in connection with the offering described in the Registration Statement.

Accordingly, we respectfully request that the Commission issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please forward a copy of the Order to the undersigned via facsimile at (650) 320-2815, with a copy to the Company’s legal counsel, Alan Mendelson of Latham & Watkins LLP, via facsimile at (650) 463-2600.

If you have any questions regarding this application, please contact Alan Mendelson of Latham & Watkins LLP by telephone at (650) 328-4600 or by fax at (650) 463-2600. Thank you for your attention to this matter.

Very truly yours,

/s/ Mark W. Schwartz

Mark W. Schwartz, Ph.D.

President and Chief Executive Officer